FROM Cam MacKugler - Founder @ Seedsheet <hello@seedsheets.com>

SUBJECT [TEST] Seedsheet's Campaign is now LIVE!

Hi Cam,

We are excited to officially announce the launch of our Equity Crowdfunding Campaign! The campaign is in Private Invite-Only mode, but we promised to provide you with early VIP access, so here it is: **www.wefunder.com/seedsheet**

Seedsheet is on a mission to become the Ultimate Backyard Brand, and empower anyone to convert their yard into a supermarket. From a napkin sketch, to a Shark Tank Success, we are disrupting a stale $55B market that's ripe for a revolution.

Some quick highlights:

- Over $5M in Revenue since 2020
- Over 52,000 direct customers, and over 140,000 wholesale units sold
- Multiple QVC Sellouts
- Granted Utility Patent

More details are available on our Campaign Page, and we look forward to you joining us on this explosive journey!

Best,

Cam MacKugler

Founder @ Seedsheet

Crowdfunding disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

FROM Cam MacKugler - Founder/CEO <hello@seedsheets.com>
SUBJECT [TEST] We're live!

Hi Cam

Thanks for your potential interest in becoming an investor in Seedsheet! After popular demand, we've decided to invite all Seedsheet customers and friends to own a stake in our company. This is an investment opportunity and anyone is allowed to invest for as little as $100.

About Seedsheet

From my original napkin sketch, to my Shark Tank pitch, the goal has remained the same: to make gardening RIDICULOUSLY easy. Our roll-out gardens have helped thousands of customers enjoy homegrown harvests, and learn about the wonderful and rewarding experience of gardening.

We're on a mission to become the ultimate backyard brand, to empower anyone to convert their yard into their own personal supermarket. But we do more than help customers grow food, **we grow gardeners**.

We're currently raising capital so that we can expand our reach, improve our manufacturing efficiency, and create a better customer experience.

A few details:

- We've generated over $5M in Revenue since 2020, $2M in the last year alone
- 78% of U.S. Households gardened in 2021, and 17M new people started gardening last year
- Seedsheet already has more than 52,000 enthusiastic customers

You may have seen us on Shark Tank, Good Morning America or QVC, which have all been amazing experiences as we've continued to grow the company year over year.

Even if you're not in a position to invest at the moment, we'd still love your feedback and you can pass it along to anyone you believe shouldn't miss this opportunity. We don't want anyone to miss out!

You can check out all the details at: https://wefunder.com/seedsheet

Sincerely,

Cam MacKugler

Founder, Seedsheet

https://seedsheets.com

> *Legal stuff the lawyers make us include:*
>
> *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

FROM Cam MacKugler - Founder/CEO <hello@seedsheets.com>

SUBJECT [TEST] We're live!

Hi Cam

Thanks for your potential interest in becoming an investor in Seedsheet! After popular demand, we've decided to invite all Seedsheet customers and friends to own a stake in our company. This is an investment opportunity and anyone is allowed to invest for as little as $100.

About Seedsheet

From my original napkin sketch, to my Shark Tank pitch, the goal has remained the same: to make gardening RIDICULOUSLY easy. Our roll-out gardens have helped thousands of customers enjoy homegrown harvests, and learn about the wonderful and rewarding experience of gardening.

We're on a mission to become the ultimate backyard brand, to empower anyone to convert their yard into their own personal supermarket. But we do more than help customers grow food, **we grow gardeners**.

We're currently raising capital so that we can expand our reach, improve our manufacturing efficiency, and create a better customer experience.

A few details:

- We've generated over $5M in Revenue since 2020, $2M in the last year alone
- 78% of U.S. Households gardened in 2021, and 17M new people started gardening last year
- Seedsheet already has more than 52,000 enthusiastic customers

You may have seen us on Shark Tank, Good Morning America or QVC, which have all been amazing experiences as we've continued to grow the company year over year.

Even if you're not in a position to invest at the moment, we'd still love your feedback and you can pass it along to anyone you believe shouldn't miss this opportunity. We don't want anyone to miss out!

You can check out all the details at: https://wefunder.com/seedsheet

Sincerely,

Cam MacKugler

Founder, Seedsheet

https://seedsheets.com

> *Legal stuff the lawyers make us include:*
>
> *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

FROM Cam MacKugler - Founder/CEO <hello@seedsheets.com>

SUBJECT [TEST] Seedsheet is now for the people BY the people!

Hi Cam,

After popular demand, we've decided to invite all Seedsheet customers and friends to own a stake in our company! After just one week in private invite-only mode, our early-bird terms are more than halfway allocated! This is an investment opportunity and anyone is allowed to invest for as little as $100.

Our crowdfunding page is: www.wefunder.com/seedsheet

About Seedsheet

From my original napkin sketch, to my Shark Tank pitch, the goal has remained the same: to make gardening RIDICULOUSLY easy. Our roll-out gardens have helped thousands of customers enjoy homegrown harvests, and learn about the wonderful and rewarding experience of gardening.

We're on a mission to become the ultimate backyard brand, and empower anyone to convert their yard into their own personal supermarket. But we do more than help customers grow food, **we grow gardeners**.

We're currently raising capital so that we can expand our reach, improve our manufacturing efficiency, and create a better customer experience.

A few details:

- We've generated over $5M in Revenue since 2020, $2M in the last year alone
- 78% of U.S. Households gardened in 2021, and 17M new people started gardening last year
- Seedsheet already has more than 52,000 enthusiastic customers

You may have seen us on Shark Tank, Good Morning America or QVC, which have all been amazing experiences as we've continued to grow the company year over year.

Even if you're not in a position to invest at the moment, we'd still love your feedback and you can pass it along to anyone you believe shouldn't miss this opportunity. We don't want anyone to miss out!

You can check out all the details at: https://wefunder.com/seedsheet

Sincerely,

Cam MacKugler

Founder, Seedsheet

https://seedsheets.com

> *Legal stuff the lawyers make us include:*
>
> *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

FROM Cam MacKugler - Founder/CEO <hello@seedsheets.com>
SUBJECT [TEST] Seedsheet is now for the people BY the people!

Hi Cam,

After popular demand, we've decided to invite all Seedsheet customers and friends to own a stake in our company! After just one week in private invite-only mode, our early-bird terms are more than halfway allocated! This is an investment opportunity and anyone is allowed to invest for as little as $100.

Our crowdfunding page is: www.wefunder.com/seedsheet

About Seedsheet

From my original napkin sketch, to my Shark Tank pitch, the goal has remained the same: to make gardening RIDICULOUSLY easy. Our roll-out gardens have helped thousands of customers enjoy homegrown harvests, and learn about the wonderful and rewarding experience of gardening.

We're on a mission to become the ultimate backyard brand, and empower anyone to convert their yard into their own personal supermarket. But we do more than help customers grow food, **we grow gardeners**.

We're currently raising capital so that we can expand our reach, improve our manufacturing efficiency, and create a better customer experience.

A few details:

- We've generated over $5M in Revenue since 2020, $2M in the last year alone
- 78% of U.S. Households gardened in 2021, and 17M new people started gardening last year
- Seedsheet already has more than 52,000 enthusiastic customers

You may have seen us on Shark Tank, Good Morning America or QVC, which have all been amazing experiences as we've continued to grow the company year over year.

Even if you're not in a position to invest at the moment, we'd still love your feedback and you can pass it along to anyone you believe shouldn't miss this opportunity. We don't want anyone to miss out!

You can check out all the details at: https://wefunder.com/seedsheet

Sincerely,

Cam MacKugler

Founder, Seedsheet

https://seedsheets.com

> *Legal stuff the lawyers make us include:*
>
> *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

FROM Cam MacKugler - Founder/CEO <hello@seedsheets.com>
SUBJECT [TEST] Seedsheet is now for the people BY the people!

Hi Cam,

After popular demand, we've decided to invite all Seedsheet customers and friends to own a stake in our company! After just one week in private invite-only mode, our early-bird terms are more than halfway allocated! This is an investment opportunity and anyone is allowed to invest for as little as $100.

Our crowdfunding page is: www.wefunder.com/seedsheet

About Seedsheet

From my original napkin sketch, to my Shark Tank pitch, the goal has remained the same: to make gardening RIDICULOUSLY easy. Our roll-out gardens have helped thousands of customers enjoy homegrown harvests, and learn about the wonderful and rewarding experience of gardening.

We're on a mission to become the ultimate backyard brand, and empower anyone to convert their yard into their own personal supermarket. But we do more than help customers grow food, **we grow gardeners**.

We're currently raising capital so that we can expand our reach, improve our manufacturing efficiency, and create a better customer experience.

A few details:

- We've generated over $5M in Revenue since 2020, $2M in the last year alone
- 78% of U.S. Households gardened in 2021, and 17M new people started gardening last year
- Seedsheet already has more than 52,000 enthusiastic customers

You may have seen us on Shark Tank, Good Morning America or QVC, which have all been amazing experiences as we've continued to grow the company year over year.

Even if you're not in a position to invest at the moment, we'd still love your feedback and you can pass it along to anyone you believe shouldn't miss this opportunity. We don't want anyone to miss out!

You can check out all the details at: https://wefunder.com/seedsheet

Sincerely,

Cam MacKugler

Founder, Seedsheet

https://seedsheets.com

> *Crowdfund Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Gmail

Cam MacKugler <cam@seedsheets.com>

Re: Your Interest in Seedsheet

Cam MacKugler <cam@seedsheets.com> Fri, Aug 19, 2022 at 12:43 PM
To: mkmkjacobs@gmail.com
Bcc: Cam MacKugler <cam@seedsheets.com>

Hi,

Thanks for replying to our survey and indicating a potential interest in becoming an investor and owner in Seedsheet.

It's an exciting time for our company. Over the past three years we've been fortunate enough to have the problem of too much demand. Covid restrictions made increasing staffing difficult, and supply chain disruptions complicated our manufacturing. **But every year we continued to grow**.

Now, we're raising capital so we can overhaul our products and operations to increase output, speed up fulfillment, and ensure we can meet and scale our demand.

Due to the interest that we received from the survey, we're launching a public equity crowdfunding campaign. It's available at wefunder.com/seedsheet.

- $5M of revenue since 2020
- $2M LTM revenue
- >52K DTC customers
- 78% of American households gardened in 2021
- Garden sales go UP during recessions (+10% in 2009)

If you're interested in learning more about our fundraise, you can view our page, or schedule a time to chat with me.

Thanks,

Cam

seedsheet

Founder
cam@seedsheets.com
M: 802.338.6476



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We're raising:
wefunder.com/seedsheet
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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